OMV Investor News

February 4, 2005
7.00am (UK time) – 8.00am (CET)

Changing from Austrian Commercial Code to IFRS Reporting as of 2005


SUPPL

- **Changing accounting standards to IFRS as of first quarter 2005**
- **Improved comparability – increased transparency**



- **2003 stockholders' equity, EBIT and net income slightly higher under IFRS**

OMV, the leading oil and gas group in Central Europe, will carry out its planned shift in accounting standards from ACC (Austrian Commercial Code) to IFRS (International Financial Reporting Standards) as of 2005. The first results announced according to the new rules will be the first quarter 2005 results scheduled for May 25, 2005. The mandatory harmonization under IFRS of all European listed company reporting will improve transparency and comparability.

As part of this exercise, OMV prepared comparable IFRS figures for 2003. On that basis, stockholders' equity as well as EBIT and net income are marginally higher than the corresponding ACC figures (detailed IFRS figures are attached), while ROACE (Return on average capital employed) at 11.5% is slightly lower. The differences in the balance sheet and income statement chiefly reflect new valuation approaches and changes in definitions.

For the first time 2005 first quarter results will be released on May 25, 2005 under IFRS together with the corresponding IFRS figures for 2004. Henceforth, OMV will cease to publish its statements according to ACC and to reconcile its statements to US GAAP. However, the same level of information will be maintained, in particular SFAS 69 (Statement on Financial Accounting Standards).

The 2004 full year results will still be released according to ACC and will include US GAAP reconciliation. The 2004 annual report – available mid-April – will also be published according to ACC and will include US GAAP reconciliation.


OMV

Move & More. OMV

Comparison of 2003 figures:

in EUR Million	ACC	IFRS	%
EBIT	644	661	+3%
Net income	393	428	+9%
EPS (in EUR)	14.60	15.88	+9%
Stockholders' equity	2,685	2,836	+6%
Capital employed	4,183	4,382	+5%
ROACE (in %)	11.6	11.2	-0.4ppt
ROFA (in%)	16.4	19.4	+3.0ppt

Background information:

OMV Aktiengesellschaft:
With Group sales of EUR 7.64 billion and a workforce of 6,137 employees in 2003, as well as market capitalization of approximately EUR 7 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal of doubling its 2001 market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 41 billion cubic meters of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the closing of its acquisition of a majority stake in Petrom in December 2004, OMV has become the largest oil and gas group in Central and Eastern Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,394 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom will be consolidated in the 2004 balance sheet and in 2005 it should already contribute to OMV's financial results.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com
Internet Homepage	http://www.omv.com

Cubitt Consulting

Noga Villalón, London , IR	Tel. +44 (207) 367-5102; e-Mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-Mail: mark@cjpcom.com

Next result announcement **January–December and Q4 2004** on March 15, 2005

Financial statements 2003 according to IFRS

EBIT in EUR 1,000

	2003	2002
Exploration and Production	312.05	224.29
Refining and Marketing	272.38	139.65
Gas	87.70	114.29
Chemicals	36.75	39.50
Corporate and Other	(47.58)	(44.94)
Segment subtotal	**661.30**	**472.79**

Consolidated statement of income in EUR 1,000

	2003	2002
Sales including petroleum excise tax	**9,949,193**	**9,133,075**
Petroleum excise tax	(2,392,325)	(2,095,817)
Sales revenues	**7,556,868**	**7,037,258**
Direct selling expenses	(125,190)	(101,972)
Production costs of sales	(6,175,457)	(5,900,676)
Gross profit	**1,256,221**	**1,034,610**
Other operating income	136,508	105,365
Selling expenses	(348,476)	(292,507)
Administrative expenses	(174,537)	(162,849)
Exploration expenses	(70,451)	(61,139)
Research and development expenses	(22,724)	(22,813)
Other operating expenses	(115,247)	(127,873)
Earnings before interest and tax	**661,294**	**472,794**
Income from associated companies	16,529	17,369
Income from other investments	7,028	3,627
Interest expenses	(22,987)	(20,529)
Other financial expenses	(6,495)	(9,267)
Net finance cost	**(5,925)**	**(8,800)**
Profit from ordinary activities	**655,369**	**463,994**
Taxes on income	(227,489)	(150,709)
Net income for the year	**427,880**	**313,285**
thereof attributable to own shareholders	426,647	309,642
thereof attributable to minority interests	1,233	3,643
Basic earnings per share (EUR)	15.88	11.52
Diluted earnings per share (EUR)	15.88	11.52
Dividend	107,503	94,045
Dividend per share (EUR)	4.00	3.50


Move & More. OMV

Consolidated balance sheet in EUR 1,000

Assets	2003	2002
Non-current assets		
Intangible assets	157,207	133,034
Property, plant and equipment	3,649,419	2,874,727
Investments in associated companies	570,042	456,497
Other financial assets	698,407	572,007
	5,075,075	**4,036,265**
Receivables and other assets	**24,255**	**11,411**
	5,099,330	**4,047,676**
Deferred taxes	**40,797**	**118,705**
Current assets		
Inventories	798,554	542,695
Trade receivables	1,013,744	896,114
Other receivables and assets	192,539	140,310
Securities and investments	32,021	5,683
Cash in hand and at bank	295,670	192,291
	2,332,528	**1,777,093**
	7,472,655	**5,943,474**

Equity and liabilities		
Equity		
Capital stock	196,290	196,290
Reserves	2,613,035	2,298,327
Stockholders' equity	2,809,325	2,494,617
Minority interests	26,431	26,628
	2,835,756	**2,521,245**
Non-current liabilities		
Pensions and similar obligations	1,070,946	1,158,074
Bonds	503,365	0
Interest-bearing debts	519,457	429,168
Decommissioning and restoration obligations	298,000	227,781
Provisions	41,095	22,499
Other liabilities	84,037	57,608
	2,516,900	**1,895,130**
Deferred taxes	**161,083**	**69,369**
Current liabilities		
Trade payables	872,586	625,196
Interest-bearing debts	379,237	255,467
Tax provisions	25,324	39,811
Other provisions	178,005	149,795
Other liabilities	503,764	387,461
	1,958,916	**1,457,730**
	7,472,655	**5,943,474**

Consolidated statement of cash flows in EUR 1,000

	2003	2002
Net income for year	**427,880**	**313,285**
Depreciation and amortization	357,976	312,518
Write-ups of non-current assets	-975	-1,314
Deferred taxes	109,604	-3,722
Losses/(gains) on the disposal of non-current assets	9,300	-7,447
Net change in provisions for pensions and severance payments	-61,777	-27,610
Net change in other long-term provisions and abandonment provision	2,105	-9,918
Other adjustments	-11,872	-17,444
Sources of funds	**832,241**	**558,348**
(Increase)/decrease in inventories	-128,240	-76,441
(Increase)/decrease in receivables	-115,821	-19,061
Increase in liabilities	345,878	44,975
(Decrease)/increase in short-term provisions	-29,584	53,341
Other changes	25,248	6,088
Net cash from operating activities	**929,722**	**567,250**
Investments		
Intangible assets and property, plant and equipment	-629,497	-509,411
Investments, loans and other financial assets	-96,415	-61,101
Acquisitions of subsidiaries net of cash acquired	-775,293	-20,474
(Increase)/decrease in short-term financial assets	-40,421	21,906
Disposals		
Proceeds from sale of non-current assets	94,863	49,162
Net cash used in investing activities	**(1,446,763)**	**-519,918**
Increase in long-term borrowings	913,073	29,500
Repayments of long-term borrowings	-89,966	-205
(Decrease)/increase in short-term borrowings	-93,209	70,143
Decrease in Group cash pooling	-1,205	-9,116
Dividends paid	-96,974	-118,189
Decrease/(increase) in treasury shares	975	-3,384
Net cash from financing activities	**632,694**	**-31,251**
Effect of exchange rate changes on cash and cash equivalents	-12,274	-9,928
Net increase in cash and cash equivalents	**103,379**	**6,153**
Cash and cash equivalents at beginning of year	192,291	186,138
Cash and cash equivalents at end of year	295,670	192,291

Changes in stockholders' equity in EUR 1,000

	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stockholders	Minority interests	Stockholders' equity
January 1, 2002	**196,290**	**417,663**	**1,682,897**	**29,824**	**(9,208)**	**2,317,466**	**24,484**	**2,341,950**
Unrealized gains/(losses) on revaluation of securities:								
Profit/(loss) for the year before taxes on income				30,952		30,952		30,952
Income taxes				(5,585)		(5,585)		(5,585)
Realized gains/(losses) recognized in income statement before taxes on income				40		40		40
Taxes on income				(14)		(14)		(14)
Exchange differences from translation of foreign operations				(38,812)		(38,812)		(38,812)
Gains/(losses) recognized directly in equity, net of taxes on income				(13,419)		(13,419)		(13,419)
Net income for year			309,642			309,642	3,643	313,285
Total gains/(losses) for the year			309,642	(13,419)		296,223	3,643	299,866
Dividend distribution			(115,688)			(115,688)	(2,501)	(118,189)
Repurchase of own shares					(3,533)	(3,533)		(3,533)
Sale of own shares		(5)			154	149		149
Increase/(decrease) in minority interests							1,002	1,002
December 31, 2002	**196,290**	**417,658**	**1,876,851**	**16,405**	**(12,587)**	**2,494,617**	**26,628**	**2,521,245**

	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stockholders	Minority interests	Stockholders' equity
January 1, 2003	**196,290**	**417,658**	**1,876,851**	**16,405**	**(12,587)**	**2,494,617**	**26,628**	**2,521,245**
Unrealized gains/(losses) on revaluation of securities:								
Profit/(loss) for the year before taxes on income				24,406		24,406		24,406
Income taxes				(4,447)		(4,447)		(4,447)
Realized gains/(losses) recognized in income statement before taxes on income				5,548		5,548		5,548
Taxes on income				(1,559)		(1,559)		(1,559)
Exchange differences from translation of foreign operations				(42,818)		(42,818)		(42,818)
Gains/(losses) recognized directly in equity, net of taxes on income				(18,870)		(18,870)		(18,870)
Net income for year			426,647			426,647	1,233	427,880
Total gains/(losses) for the year			426,647	(18,870)		407,777	1,233	409,010
Dividend distribution			(94,044)			(94,044)	(2,930)	(96,974)
Repurchase of own shares					(2,127)	(2,127)		(2,127)
Sale of own shares		559			2,543	3,102		3,102
Increase/(decrease) in minority interests							1,500	1,500
December 31, 2003	**196,290**	**418,217**	**2,209,454**	**(2,465)**	**(12,171)**	**2,809,325**	**26,431**	**2,835,756**